File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the order of the Securities and Exchange Commission dated May 23, 1996 and the order dated August 28, 1996, the following is a report for the fourth quarter of fiscal year 2003:

  NEES Energy, Inc. (NEES Energy), a Massachusetts corporation, was formed on June 14, 1996. NEES Energy was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc (now National Grid Transco plc), reorganized as a Delaware corporation and renamed National Grid USA. In conjunction with the merger, NEES Energy’s accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

  In connection with the merger of NEES and National Grid Group plc (now National Grid Transco plc), as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

  Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.

  As of December 31, 2000, AEMC, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.). As of January of 2001 AEMC, L.L.C. completed the last in a series of sales, comprising substantially all of its business operations to independent third parties. AEMC, L.L.C. is presently inactive.

  As of March 31, 2003, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $4,891,115 and $10,655,000, respectively.

  As of March 31, 2003, NEES Energy had no permanent personnel and during the fourth quarter of fiscal year 2003 there were no individuals assigned on a substantially full-time basis.

  During the fourth quarter of fiscal year 2003, NEES Energy had no kilowatthours sold or marketed.

  Attached in Exhibits A through C are a consolidated balance sheet as of March 31, 2003, consolidated statements of income and retained earnings and statements of cash flows for the quarter and twelve months ended March 31, 2003.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.
s/ John G. Cochrane
______________________________
John G. Cochrane President and Treasurer

Date: June 24, 2003

EXHIBIT INDEX

Exhibit	Description	Page
A	Balance Sheet at March 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
B	Statement of Income and Accumulated Deficit For the Quarter and Twelve Months Ended March 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
C	Statement of Cash Flows For the Quarter and Twelve Months Ended March 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith

Exhibit A

NEES Energy, Inc.
Balance Sheet
(Thousands of Dollars)
At March 31, 2003
(Unaudited, Subject to Adjustment)

ASSETS
Current assets:
Cash	$ 59
Miscellaneous current assets	6
Tax benefits receivable	411
Total current assets	$ 476

Total assets	$ 476

LIABILITIES AND CAPITALIZATION
Current liabilities:
Accrued expenses	$ 2,091
Total current liabilities	2,091
Parent company's investment:
Subordinated notes payable to parent	4,891
Common stock, par value $1 per share	1
Other paid-in capital	(6,527)
Accumulated retained earnings	20
Total parent company's investment	(1,615)

Total liabilities and parent company’s investment	$ 476

Exhibit B

NEES Energy, Inc.
Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Periods Ended March 31, 2003
(Unaudited, Subject to Adjustment)

		Twelve
	Quarter	Months
INCOME
Revenue	$ 0	$ 0
Total income	0	0
EXPENSES
Operating expenses
General and administrative expenses	55	(37)
Taxes other than income taxes	(15)	(13)
Income tax benefit	(32)	1
Total operating expenses	8	(49)
Operating loss	(8)	49
Other expense, net	(6)	(14)
Operating and other income (loss)	(14)	35
Interest expense	32	34
Net income (loss)	(46)	1
Accumulated retained earnings at beginning of period	66	19
Accumulated retained earnings at end of period	$ 20	$ 20

Exhibit C

NEES Energy, Inc.
Statement of Cash Flows
(Thousands of Dollars)
For the Periods Ended March 31, 2003
(Unaudited, Subject to Adjustment)

		Twelve
	Quarter	Months
Operating activities:
Net income (loss)	$ (46)	$ 1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Decrease in tax benefits receivable	555	1,474
Increase in prepaid and other current assets	(4)	(6)
(Increase) decrease in accounts payable	62	(492)
Net cash provided by operating activities	567	977
Financing activities:
Change in subordinated notes payable to parent	(525)	(925)
Net cash used in investing activities	(525)	(925)
Net increase in cash and cash equivalents	42	52
Cash and cash equivalents at beginning of period	17	7
Cash and cash equivalents at end of period	$ 59	$ 59